Exhibit (a)(1)(E)
CONFIRMATION E-MAIL TO ELIGIBLE EMPLOYEES

REGARDING RECEIPT OF ELECTION FORM OR CHANGE OF ELECTION
Dear Eligible Employee,
Alexza has received your Election Form dated [Date/Time Field], by which you either elected to have none, some or all of your Eligible Option Grants cancelled in exchange for Replacement Options, subject to the terms and conditions of the Offer, as identified on your Election Confirmation # [Election Confirmation # Field]. Capitalized terms used herein have the same meanings given to them in the Offer to Exchange Outstanding Options to Purchase Common Stock.
If you change your mind before the Offer expires, you may change your election as to some or all of your Eligible Options by submitting a new Election Form through the Offer website at https://www.corp-action.net/alexza and electing “Do Not Exchange” to retain your Eligible Option Grants or “Exchange” to exchange your Eligible Option Grants. If you are not able to submit a new Election Form electronically via the Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet service), please contact the BNY Mellon Shareowner Services Customer Service Center, or the “Hotline,” at 1-866-395-4634, including to request paper materials, or the Alexza Option Exchange Administrator at 650-944-7222 or 650-944-7666 or email optionexchange@alexza.com for assistance before the Offer expires at 8:00 p.m., U.S. Eastern Time, on February 18, 2011, unless the Offer is extended.
The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. Submissions by means other than the Offer website will NOT be accepted except as noted in the following paragraph. If you have questions, please direct them to the Hotline or the Alexza Option Exchange Administrator using the contact information provided above.
If you change your mind as to your election and are not able to submit a new election form electronically using the website maintained by Mellon as a result of technical failures of the website, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the website for any reason (including lack of internet service), please contact the Hotline by telephone at 1-866-395-4634 between 9:00 a.m. U.S. Eastern Time and 8:00 p.m. U.S. Eastern Time to request paper materials.
Please note that our receipt of your Election Form is not by itself an acceptance of your Eligible Option Grants for exchange. For purposes of the Offer, Alexza will be deemed to have accepted Eligible Option Grants for exchange that are validly tendered and not properly withdrawn as of when Alexza gives oral or written notice to the Eligible Employees generally of its acceptance for exchange of such Eligible Option Grants, which notice may be made by press release, e-mail or other method of communication. Alexza’s formal acceptance of the properly tendered Eligible Option Grants is expected to take place shortly after the Offer expires, which is expected to be 8:00 p.m., U.S. Eastern Time on February 18, 2011, unless the Offer is extended.
This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange Outstanding Options to Purchase Common Stock including, without limitation, the Summary Term Sheet, the Risk Factors, the Glossary and the Questions and Answers; (2) the e-mail from the Alexza Option Exchange Administrator, dated January 21, 2011; (3) the Frequently Asked Questions; and

(4) the Election Form. You may access these documents on the Offer website at https://www.corp-action.net/alexza or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.
All the best,
Alexza Option Exchange Administrator